Exhibit 99.1

NEWS RELEASE

Australia’s Coles Express Deploys Store, Headquarters and
Loyalty Software from Retalix

Convenience Retailer to Realize Benefits of Enhanced Customer Service
and Optimized Operations

RA’ANANA, Israel—Jan. 10, 2012—Coles Express, a leading Australian convenience store and fuel retailer, has selected and is deploying an integrated suite of software solutions from Retalix® Ltd. (NasdaqGS: RTLX) at the chain’s headquarters and at its 625 convenience store and Shell-branded fuel sites across Australia. The pilot went live in October 2011, and the full rollout is planned for 2012.

Peter Short, general manager of Coles Express, said, “The deployment of Retalix’s software solutions represents a major change in the way our business operates.  Using Retalix software we benefit from more streamlined and efficient sales and operations, as well as optimized inventory forecasting and improved item availability. Witnessing the extensive Retalix solutions in action, we are positive that our team can now run the business more efficiently and significantly enhance our customer service.”

The Retalix store solutions being implemented at Coles Express include Retalix POS, Back Office, Fuel and handheld software applications. These solutions are fully integrated with the enterprise-level Retalix HQ Management, Demand Driven Replenishment and Loyalty solutions, enabling Coles Express to centrally manage item catalogue, pricing, promotional offers, customer loyalty, inventory, wet stock, store ordering and more. The Retalix Loyalty system also enables the Coles group the benefit of offering its customers cross-promotions between its supermarkets and Coles Express brands.

Ronen Levkovich, president of Retalix’s International Business Unit, said: “We are delighted that Coles Express selected Retalix’s market-leading retail solutions, which will help them elevate their customer service and chain efficiencies to a new level.   We are pleased to partner with this advanced retailer as Retalix continues to grow its local presence across Australia. We are confident that Retalix’s extensive solution offering will enable Coles Express to enjoy the full power of seamlessly integrated retail technology.”

For more information about Retalix POS for convenience retailers, visit:
http://www.retalix.com/storepoint.cfm

For more information about Retalix Demand-Driven replenishment, visit:
http://www.retalix.com/demand-driven-replenishment.cfm

For more information about Retalix Loyalty, visit:
http://www.retalix.com/loyalty.cfm

About Coles Express

Coles Express operates 625 convenience stores across Australia, and is part of Coles, one of the continent’s largest retail groups, operating more than 2,000 supermarkets, convenience stores and liquor stores. In the financial year 2010/2011, Coles Express enjoyed a solid performance, with revenue of nearly 6.8 billion Australian Dollars, up 8.7 percent on the previous year. Company web site: www.colesexpress.com.au.

About Retalix

Retalix is a leading global provider of innovative software and services to high volume, high complexity retailers, including supermarkets, convenience stores, fuel stations, drugstores and department stores. The company’s products and services help its customers to manage and optimize their retail operations, differentiate their brand and build consumer loyalty, while providing retailers with the flexibility and scalability to support ongoing business transformation and growth. Retalix offers solutions for point-of-sale (POS), sales channels and in-store management (including mobile and e-commerce), customer management and marketing, merchandising, and logistics. By leveraging a multitude of deployment options, including Software-As-A-Service (SaaS), Retalix serves a large customer base of approximately 70,000 stores across more than 50 countries worldwide. The Company's headquarters are located in Ra'anana, Israel, and its North America headquarters are located in Plano, Texas. Retalix stock trades on the NASDAQ and the Tel Aviv Stock Exchange.

For more information, visit http://www.retalix.com, the contents of which are not part of this press release. Follow Retalix on Twitter: @Retalix.

Retalix is a registered trademark of Retalix Ltd. in the United States and in other countries. The names of actual companies, products and services mentioned herein may be the trademarks of their respective owners.

Safe Harbor for Forward-Looking Statements: Except for statements of historical fact, the information presented herein constitutes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and U.S. federal securities laws.  For example, the statements regarding the future rollout of deployment of Retalix solutions and the performance goals that Retalix customers like Coles Express are trying to achieve by deploying such solutions all include forward-looking statements.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Retalix, including revenues, income and expenses, to be materially different from any future results, performance or achievements or other guidance or outlooks expressed or implied by such forward-looking statements.  Such factors include risks relating to Retalix’s anticipated future financial performance and growth, continued roll-outs with existing customers, continued interest in Retalix’s new platforms, the perception by leading retailers of Retalix’s reputation, the potential benefits to food and fuel retailers and distributors, expansion into new geographic markets, and other factors over which Retalix may have little or no control.  This list is intended to identify only certain of the principal factors that could cause actual results to differ.  Readers are referred to the reports and documents filed by Retalix with the Securities and Exchange Commission, including Retalix’s Annual Report on Form 20-F for the year ended December 31, 2010, for a discussion of these and other important risk factors. Except as required by law, Retalix undertakes no obligation to publicly release the results of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date hereof, or to reflect the occurrence of unanticipated events.

For media information:	For corporate affairs:
Brad Prizer	Doron Gerassi
Retalix Ltd.	Retalix Ltd.
+1-877-573-7193	+972-9-7766677 Ext. 6275
brad.prizer@retalix.com	Investors@retalix.com